Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included as Exhibit 99.1 to this Form 6-K. On December 31, 2020, we completed the spin-off of the assets of our Desktop business, or the Spin-Off, into a new, independent company. The results of the operations of the Desktop business are presented as discontinued operations in the consolidated statements of operations for all periods presented. See Note 5 to our unaudited condensed consolidated financial statements included as Exhibit 99.1 to this Form 6-K. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” and “Risk Factors” in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2021 and the other documents we file with the SEC for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ironSource is a leading business platform for the App Economy. Before founding ironSource, our founders built consumer web apps. While the apps they built resonated with users, they struggled to efficiently scale their user bases and grow revenue. In building tools to help solve those challenges, our founders identified a much larger opportunity and founded ironSource in 2010 with a clear mission: to help developers turn their apps into scalable, successful businesses.

In the years since our founding, mobile app creation has become easier, but app commercialization has become increasingly difficult. The ironSource platform is designed to enable any app or game developer to turn their app into a scalable, successful business by helping them to monetize and analyze their app and grow and engage their users through multiple channels, including unique on-device distribution through partnerships with leading telecom operators and OEMs such as Orange and Samsung. Our solutions allow our customers to focus on what they do best—creating great apps and user experiences—while we provide the infrastructure for their business expansion in one of the largest and fastest growing markets today: the App Economy.

Mobile devices are now ubiquitous, with over 6.7 billion globally in 2020, and they have become the de facto standard for communication and media consumption. In addition, apps have now become the primary means for user engagement in the mobile ecosystem. In 2020, 4.3 hours were spent consuming media on mobile devices by the average U.S. adult, with 83% of that time spent in apps, according to eMarketer. The number of available apps has also increased significantly, with over 4.7 million apps and games available worldwide on the Apple’s App Store alone as of August 2021.

In this mobile App Economy, games are the leading category of apps, accounting for the majority of apps in the Apple App Store in 2020 according to Statista. As the mobile gaming category grew significantly, a new generation of technology platforms has emerged to enable and fuel this growth. We have established a strong leadership position within this category, focusing our product development and innovation on building core infrastructure serving mobile game developers.

The abundance of apps and games in the mobile ecosystem, and the ease with which they can be created has made business success increasingly dependent on developers’ ability to differentiate their apps, reach the most relevant users, expand their audience cost-efficiently, and rapidly commercialize their businesses. These dynamics have created a need for a business platform capable of enabling app discovery, user growth, user engagement and content monetization for game and app developers. We identified this need nearly a decade ago and built a global platform to serve app developers, and eventually telecom operators, who collectively act as the backbone of the App Economy.

Our platform consists of two solution suites: Sonic and Aura. Our Sonic solution suite supports developers as they launch, monetize and scale their apps and games, by providing solutions for app discovery, user growth, content monetization, analytics and publishing. Our Aura solution suite allows telecom operators to enrich the device experience by creating new engagement touchpoints that deliver relevant content for their users across the entire lifecycle of the device, from first setup, to in-life engagement and through the replacement cycle. This creates a unique on-device distribution channel for developers to promote their apps as a native part of the device experience. We believe the comprehensive nature of each solution suite, coupled with their combination into one platform, drives a unique competitive advantage in the market. As of June 30, 2021, we had over 4,500 customers around the world using our comprehensive set of solutions.

We are a market leader for each of our solution suites, highlighting the business-critical role we play for mobile game and app developers. As of June 30, 2021, 84% of the top 100 mobile games by downloads on the Apple App Store and Google Play Store used our platform. Our Sonic solutions were ranked fifth after Google, Facebook, Unity and Apple Search Ads in AppsFlyer’s “Power Ranking” for the second half of 2020. In addition, our Sonic publishing solution, Supersonic Studios (“Supersonic” or “Sonic publishing solution”), which we launched in February 2020, has already been used to publish 31 games, which had over 13 million daily active users as of June 30, 2021. In addition, 21 out of the 31 published games using our Supersonic solution were ranked in the top 10 most downloaded on either the Apple App Store or Google Play Store during 2020 or 2021. One of Supersonic’s games—Join Clash—was among the top 10 most-downloaded games for the year ended 2020 according to Apptopia and was the most downloaded game in the world in first quarter of 2021 according to Sensor Tower and App Annie. Another game—Bridge Race—was the most downloaded game in the world in the second quarter of 2021 according to App Annie. Lastly, our Aura solutions are used by some of the world’s leading telecom operators and OEMs, including Boost, Orange, Samsung and Vodafone, and reached over 145 million daily active users as of June 30, 2021.

Our customers range from large global enterprises to small and mid-sized businesses across the App Economy, including mobile game and app developers, advertising networks, telecom operators and OEMs. We define a customer as an entity that generated revenue for us during a certain period of time. A single organization with multiple divisions, segments or subsidiaries is counted as a single customer, even though we may enter into commercial agreements with multiple parties within that organization.

A substantial majority of our revenue is currently generated under a revenue-share model with our customers, whereby we take a percentage of revenue earned by them for serving in-app advertising placements in their apps and games, or through on-device placements. The remainder consists of usage-based fees, in-app advertising revenue, and to a small extent, in-app purchase revenue.

The nature of our business model closely aligns our success with that of our customers. As a result, we build strong, long-standing partnerships with our customers and expand their use of our solutions over time. As of June 30, 2021, we had a dollar-based net expansion rate of 181% across all customers over the trailing 12-month period and had a gross retention rate of 99% for our customers who generated over $100,000 revenue over the trailing 12-month period. As of June 30, 2021, we had 309 customers who generated over $100,000 revenue over the trailing 12-month period, collectively accounting for 94% of our revenue. Our solutions can be used individually or in combination. We have seen that as customers benefit from using our platform, they increase their use of existing and additional solutions, which in turn, further accelerates their growth. Over the trailing 12-month period ended June 30, 2021, 70% of our Sonic customers who contributed over $100,000 of annual revenue used both our user growth and monetization solutions. By reinvesting revenue generated through our monetization solutions into user growth, many of our customers benefit from a growth cycle that enables accelerated user and revenue growth.

Our leadership position in the App Economy is enhanced by our scaled, broad and deep dataset, built with advanced privacy controls. Sonic’s ad interaction and contextual data, and Aura’s user provided data and contextual data, are utilized to deliver highly relevant experiences to users, while respecting privacy restrictions and data separation across our solutions. We use this data, together with our proprietary, advanced machine learning technology to enable developers to effectively acquire users who generate greater revenue and return on user growth spend.

Our revenue grew from $181.1 million in 2019 to $331.5 million in 2020, representing year-over-year growth of 83%. Our revenue grew from $135.2 million in the six months ended June 30, 2020 to $254.7 million in the six months ended June 30, 2021, representing year-over-year growth of 88%. Our net income from continuing operations grew from $32.7 million in 2019 to $58.8 million in 2020, representing year-over year growth of 80%. In the six months ended June 30, 2021 and 2020, our income from continuing operations, net of income taxes was $20.2 million and $21.6 million, respectively. Further, we generated Adjusted EBITDA of $74.5 million in 2019 and $103.5 million in 2020, representing year-over-year growth of 39%. We generated Adjusted EBITDA of $85.5 million in the six months ended June 30, 2021 representing year-over-year growth of 108% from our Adjusted EBITDA of $41 million for the six months ended June 30, 2020.

Our History

We founded ironSource in 2010 with a clear mission: to help developers turn their apps into scalable, successful businesses. Over the past few years, we have stayed true to that mission, serving developers where their users are in the mobile App Economy. In the App Economy, mobile games are the leading category of apps, and we have established a strong leadership position in providing technology and business infrastructure to fuel the growth of this category.

Over time, we have invested in identifying multiple additional opportunities within the App Economy, leveraging a set of highly transferable core capabilities around user growth, monetization and data to develop solutions to address them. In debuting our Aura solution suite in 2016, we became the only platform in the market to offer app developers both in-app and native on-device placements, driving a unique competitive advantage through a multi-channel offering, while expanding our customer base to telecom operators and OEMs. Further, by launching our publishing solution in February 2020, we have been able to expand our addressable customer base as well as create a way to quickly and effectively deploy new features and user experiences on our published apps, ultimately serving to improve our overall Sonic solution suite. This ability to apply our core capabilities to a multitude of business opportunities across the mobile App Economy enables us to quickly capitalize on new market opportunities with a high degree of success.

Across the solutions we have developed, we have continuously focused on innovating for our customers by investing heavily in research and development. We regularly create new products to enable us to grow in scale and advance our market leadership. We have been first-to-market with multiple automation and optimization products which have established themselves as the de-facto industry-standard—from ad revenue measurement tools, which connect in-app advertising revenue to marketing spend at a granular level, to a data science-driven cross-promotion tool, which allows developers to leverage their existing users to promote new content and grow engagement across their portfolio of apps.

We have a track record of making successful acquisitions and subsequently scaling those businesses over time. Since our founding, we have acquired several companies to complement and augment our business platform. Four of our co-founders joined ironSource following our acquisition of their businesses in 2011 and 2013 and have remained as core members of our management team.

This serves as a testament to our ability to successfully integrate companies we acquire. The managerial experience and entrepreneurial drive of these co-founders helps drive our pace of innovation and reinforces our playbook of discovering and scaling new lines of business.

Our Business Model

A substantial majority of our revenue is currently generated under a revenue-share model with our customers, whereby we take a percentage of revenue earned by them for serving in-app advertising placements in their apps and games, or through on-device placements. The remainder consists of usage-based fees, in-app advertising revenue, and to a small extent, in-app purchase revenue. As such, our ability to increase our revenue is highly aligned with our customers’ success. As our customers see greater benefit from our solutions, they increase their usage and adopt additional solutions that accelerate their growth. In many cases, our customers adopt our solutions at an early stage of their business development and scale their usage in conjunction with their growth. For example, a customer may start using our monetization solution before going on to use our user growth solution to scale their user base.

Sonic

Our Sonic solution suite enables developers to grow their apps into scaled businesses by powering their ability to publish apps, monetize content, and cost-effectively acquire users. Our Sonic business model is outlined below:

•	Developers use our user growth solutions to acquire new users mainly on a pay-for-performance basis and, to a lesser extent, on a pay-for-impression basis.

•	Developers use our monetization solutions to generate revenue by selling advertising inventory from their mobile applications to advertisers, of which we retain a share.

•	We also generate revenue through usage-based fees charged for use of our products, such as in-app bidding, cross-promotion and creative management.

•	Our analytics solution is typically included within commercial arrangements for our Sonic solution suite, except specific cases such as our ad quality product where we charge a usage-based fee.

•	Our Supersonic publishing solutions generate revenue primarily through in-app advertising and a small portion through in-app purchases in our published games.

Aura

Our Aura solution suite allows telecom operators to enrich the device experience by creating new engagement touchpoints that deliver relevant content for their users. These touchpoints occur across the entire device lifecycle, from the time a user first sets up a new device, until they trade in for a new device. This engagement creates a unique on-device distribution channel for our app developers to promote their apps as a native part of the device experience and for telecom operators to cross-sell and expand adoption of their own apps and services.

Aura revenue is primarily generated under a revenue-share model with our customers, whereby we take a percentage of revenue earned through on-device app and service recommendations. The contractual arrangements with customers may vary depending on whether the promoted app or service is owned by the customer or a third-party. These contracts are billed on a monthly basis. Recommendations in the Aura environment are based on user provided data, contextual datasets and user preferences. This ensures that the promotions are relevant to users and improves conversions and overall revenue generated for the telecom operator customers.

For both Sonic and Aura customers, we generally invoice advertisers at the end of each month. Accounts receivable are recorded at the gross amount collectible from customers before revenue share, and accounts payable are recorded at the net amount payable to customers. Revenue generated by a specific customer’s use of our Sonic solutions may vary within a period and from period to period depending on, among other things, the launch timing and popularity of a customer’s apps and their usage of our various solutions.

Our Go-to-Market Approach

Our performance-based business model is highly aligned with our customers’ growth, making it intuitive for our customers to start working with us. By providing simple and powerful tools, and a revenue-share model, we have become a platform of choice for app developers to monetize their content and grow their users, and for telecom operators to create and manage a rich device experience.

Our customers range from independent developers and small game studios to large global enterprises. The strength of our brand, our reputation in scaling the apps of larger enterprises, and our deep domain expertise in the App Economy generate significant word-of-mouth awareness for our solutions, which helps drive adoption of our platform both through self-service channels for customers at an earlier stage of their app development cycle, and in the sales cycle of larger enterprises.

We combine a direct sales approach for larger customers, with a strong marketing focus on building our brand equity to help drive organic adoption of our platform by smaller customers, and create credibility with larger customers. This enables us to efficiently market our platform to a wide range of customers.

Once a customer has started using our platform, they will typically increase their use of our solutions and adopt additional solutions over time. In addition, our global growth team works to increase the value our platform delivers to our customers’ businesses, driving our expansion within organizations by helping customers find the solutions to their business problems on our platform. Our Sonic solutions such as user growth, monetization or publishing can be used individually or in combination, but many of our customers adopt multiple solutions over a period of time. Over the trailing 12-month period ended June 30, 2021, 70% of our Sonic customers contributing over $100,000 in annual revenue used both our user growth and monetization solutions.

By reinvesting revenue generated through our monetization solutions into user growth, many of our customers benefit from a growth cycle that enables accelerated user and revenue growth. Our ability to cross-sell solutions for revenue expansion across this growth cycle is critical to our growth and success. Similarly, many of our telecom customers initially use Aura to engage their users during the device setup, and then broaden their use of the platform to expand to additional engagement touchpoints, as well as promote their proprietary products and services.

We also see meaningful customer overlap between Sonic and Aura. As of June 30, 2021, 16% of Sonic customers generating over $100,000 distributed their apps through on-device placements, benefiting from the inventory generated by our Aura solutions. Together, these customers that use both of our Sonic and Aura solution suites accounted for 16% of total revenue for the six months ended June 30, 2021, and we see a substantial opportunity to grow this revenue through further cross-selling.

The success of our business model depends on our ability to efficiently attract new customers to our platform across all our solutions, retain them, and expand their use of our platform through adoption of additional solutions over time. Our deep impact on our customers’ success is evident in our gross customer retention rate of 97% and 99% for customers who contributed over $100,000 annual revenue as of June 30, 2020 and 2021, respectively. The success our customers experience using our solutions provides significant incentive for new customers to engage with our platform and use more of our solutions over time.

In addition, we are building our direct sales and marketing efforts to onboard customers in app categories beyond gaming. App categories beyond gaming have yet to adopt in-app monetization or user growth solutions to the same degree as those in gaming, and thus represent a significant long-term opportunity for us.

Customers in industries beyond gaming represented 16% of our 309 customers with more than $100,000 in trailing 12-month revenue as of June 30, 2021. While this represents a minority of our revenue, a significant portion of our sales and customer onboarding personnel are focused on industries beyond gaming, highlighting the importance of this opportunity. With our investments in research and development and go-to-market, we expect to see significant growth in the share of our revenue generated by customers in industries beyond gaming.

Key Metrics and Non-GAAP Financial Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Key Metrics

Customers Contributing More Than $100,000 of Revenue

Our larger customer relationships drive scale, improved unit economics and operating leverage in our business model, which improves our solutions and thereby increases our value proposition to all of our customers. To measure our ability to scale with our customers and attract large enterprises to our platform, we count the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. As of December 31, 2019 and 2020 and June 30, 2021, we had 189, 291 and 309 of these customers, respectively, and we focus on them as they represent the majority of our revenue, the largest component of our dataset, and our strongest retention cohort. These customers have grown from representing 91% of our revenue in the trailing 12 months as of December 31, 2019 to 94% in the trailing 12 months as of June 30, 2021 due to their increasing usage of our solutions, our ability to cross-sell a greater proportion of our solutions to them, as well as general growth in the number of new customers that contributed more than $100,000 of revenue. Our sizable base of customers in this group helps diversify our revenue base and offers greater revenue visibility given the sticky nature of our relationships with these customers, as evidenced by their 97% and 99% gross retention rate as of June 30, 2020 and 2021 respectively. Our gross customer retention rate is calculated by comparing two twelve month periods to see how many customers in the previous period remain active customers in the current period. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

The charts below illustrate the growth in our customers contributing more than $100,000 of annual revenue, and the percentage of annual revenue represented by such customers, as of the end of each of the last ten quarters. Both of these metrics have increased sequentially in each quarter over this period.

Number of Customers Contributing More Than $100,000 of Revenue

Percentage of Revenue Represented by Customers Contributing More Than $100,000 of Revenue

Dollar-Based Net Expansion Rate

We believe the growth in the use of our platform by our existing customers is an important measure of the health of our business and our future growth prospects. We monitor our performance in this area using an indicator we refer to as dollar-based net expansion rate.

We calculate our dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Our calculation of our dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers. The following chart presents our dollar-based net expansion rate for the periods listed below.

Dollar-Based Net Expansion Rate (%)

For the 12 months ended December 31, 2019 and 2020, our dollar-based net expansion rate was 149% and 149%, respectively. For the 12 months ended June 30, 2020 and 2021, our dollar-based net expansion rate was 146% and 181%, respectively. These expansions were primarily driven by the increased usage of our solutions by our existing customers, as well as our increasing focus on cross-selling to large customers.

Our dollar-based net expansion rate may fluctuate for several reasons, including launch of new solutions on our platform, new user growth campaigns or new monetized apps from customers; performance of our customers’ applications; and general industry trends, such as the COVID-19 pandemic’s impact on the gaming industry. We expect this measure to rise in the short term before eventually normalizing as customers that have used our platform for an extended period of time become a larger portion of both our overall customer base and our trailing 12-month total revenue.

Non-GAAP Financial Metrics

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as income from continuing operations, net of income taxes as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted for assets impairment, share-based compensation expense, fair value adjustment related to contingent consideration, acquisition-related costs and offering costs. We define Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included herein because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Neither Adjusted EBITDA nor Adjusted EBITDA Margin should be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	(in thousands, except percentages)
Income from continuing operations, net of income taxes	$20,248	$21,603	$58,809	$32,718
Adjusted EBITDA	$85,538	$41,047	$103,540	$74,454
Income from continuing operations, net of income taxes margin(1)	8%	16%	18%	18%
Adjusted EBITDA Margin	34%	30%	31%	41%

(1)	Calculated as income from continuing operations, net of income taxes divided by revenue.

Our Adjusted EBITDA increased during the six months ended June 30, 2021 primarily as a result of revenue growth across all our solutions. Our Adjusted EBITDA Margin increased from 30% in the six months ended June 30, 2020 to 34% in the six months ended June 30, 2021 as a result of revenue growth while benefiting from operating leverage.

Our Adjusted EBITDA increased from 2019 to 2020 primarily as a result of revenue growth across all of our solutions. Our Adjusted EBITDA Margin decrease from 2019 to 2020 was principally driven by the launch of our Sonic publishing solution in February 2020, which has contributed significantly to our revenue growth, but has yet to fully contribute to the growth of our Adjusted EBITDA.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial performance measures, which are income from continuing operations, net of income taxes and Income from continuing operations, net of income taxes margin, respectively:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except percentages)
Income from continuing operations, net of income taxes	$20,248	$21,603	$58,809	$32,718
Financial expense, net	2,006	2,176	4,381	2,741
Income taxes	8,884	3,788	10,896	7,843
Depreciation and amortization(a)	11,217	8,139	16,858	17,172
Assets impairment(b)	—	—	—	121
Share-based compensation expense(c)	33,575	5,341	12,596	15,329
Fair value adjustment of a contingent consideration(d)	—	—	—	(1,470)
Acquisition-related costs(e)	5,394	—	—	—
Offering costs	4,214	—	—	—

Adjusted EBITDA	$85,538	$41,047	$103,540	$74,454

Revenue	$254,749	$135,164	$331,519	$181,107
Income from continuing operations, net of income taxes margin(f)	8%	16%	18%	18%
Adjusted EBITDA Margin	34%	30%	31%	41%

(a)

Represents $2,825, $1,194, $2,387 and $3,112 in intangible assets amortization, $4,915, $4,173, $8,961 and $8,043 in capitalized software amortization and $734, $709, $1,446 and $1,307 in fixed assets depreciation for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019, respectively. In addition, we adjusted for $2,743 and $2,063, for the six months ended June 30, 2021 and 2020, respectively, and $4,064 and $4,710 for the years ended December 31, 2020 and 2019, respectively, of amortization of certain incentive payments to customers, which we amortize contra revenue over the term we expect to provide services to these customers.

(b)	Represents impaired capitalized software costs no longer in use.
(c)	Represents non-cash share-based compensation expenses.
(d)	Represents fair value adjustment to contingent consideration liability related to acquisitions.
(e)

Represents costs in connection with the acquisition of Soomla Inc. in January 2021 and Luna Labs Limited in February 2021. These costs include compensation subject to continuing employment and other acquisition-related costs.

(f)	Represents income from continuing operations, net of income taxes divided by revenue.

Key Factors Affecting Our Performance

Retention and expansion of existing customers

Our revenue growth depends on our ability to retain our existing customers and to expand their use of our solutions.

We continuously seek to develop and reinforce strong, long-standing relationships with our customers by delivering increasing value to them and driving greater use of our solutions. Our dollar-based net expansion rate of 146% and 181% as of June 30, 2020 and 2021, respectively, are a testament to our ability to drive expansion of existing customers by increasing their use of our platform and cross-selling additional solutions. Our solutions can be used individually or in combination, but many of our customers adopt more than one solution over a period of time. We have seen significant success in cross-selling incremental capabilities to existing customers during our operating history. Over the trailing 12-month period ended June 30, 2021, 70% of our Sonic customers who contributed over $100,000 of annual revenue used both our user growth and monetization solutions. These customers also represented 48% of our total revenue for the six months ended June 30, 2021.

Measuring the development of spend over time for a given set of customers, driven by the increase in retention and expansion from these existing clients, is another approach to analyze the intrinsic growth of our business. We measure annual revenue for a set of clients, or cohort, that commenced using our solutions in a specific year relative to subsequent periods. The chart below illustrates our successful historical customer expansion by analyzing the revenue from customers over the last four years. For example, the 2018 cohort includes all customers that commenced using our solutions between January 1, 2018 and December 31, 2018. Trailing 12-month revenue contribution from the 2018 cohort increased from $7.9 million as of December 31, 2018 to $38 million as of December 31, 2020, representing an increase of 380%. Similarly, the revenue from each of our cohorts has increased over time.

Cohort Analysis 1

1 Measured based on all customers.

2 Cohort expansion is calculated as the last trailing 12-month revenue contribution, divided by the first available 12-month revenue contribution.

As customers increase the usage and adoption of our solutions, we become more deeply integrated with their business, thereby increasing our customer retention. We achieved a high gross retention rate of 97% and 99% as of June 30, 2020 and 2021, respectively, for customers who generated over $100,000 revenue over the trailing 12 months. We rely on our growth team to deliver customer satisfaction and help increase the value our solutions create for our customers, helping them further scale their businesses. Our increasingly large base of customers represents a significant opportunity for further growth and adoption of our platform. While we have seen a rapid increase in the number of customers that have contributed more than $100,000 revenue in the trailing 12 months, we believe that there is a substantial opportunity to continue growing this category of customers further. We plan to continue investing in growing our deep partnerships with our customers and providing new solutions to increase our share of wallet. We also intend to expand our global growth team, with a focus on increasing the penetration and usage of all our solutions in customer accounts.

In any given period, our customers’ use of our platform may fluctuate, which could cause fluctuations in our revenue and results of operations. Our ability to increase the use of our platform by and to sell additional solutions to our existing customers, particularly our large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, the offerings of our competition, the strength of our network, pricing, overall changes in our customers’ spending levels, the effectiveness of our efforts to help our customers realize the benefits of our platform and the extent to which the App Economy continues to grow.

Attracting new customers across gaming and app developers

The majority of our growth comes from existing customers who are using more of our products, but our ability to attract new customers to adopt our Sonic solutions is also critical to our future growth. Our solutions provide app developers with easy access to the technology that underlies core business operations, enabling us to attract a wide range of new customers with varying business needs, in both gaming and app categories beyond gaming.

For Sonic, we see an opportunity to increase our engagement with smaller, independent game developers who are large in number but small in revenue contribution, and who we believe could become large revenue contributors over time. Developers benefit significantly by using Sonic solutions earlier in the app development life-cycle to quickly monetize their content and cost-effectively accelerate the growth cycle of reinvestment to reach more users and expand their footprint across the mobile ecosystem. We seek to attract these developers with best-in-class products and by leveraging our industry expertise and reputation in scaling the apps of larger enterprises. For example, through our publishing solution, Supersonic, we offer marketability tools that enable early-stage developers to identify the product-market fit of their content and market value prior to publishing. We launched Supersonic in February 2020 and the 31 games published using our Supersonic solution have reached an average of 13 million daily active users as of June 30, 2021. We plan to develop additional publishing features and capabilities to increase the integration and retention of early-stage developers on our platform, enabling them to grow their business within our ecosystem, and to eventually benefit from all our solutions.

In addition, we see a significant opportunity to grow our penetration among customers in industries beyond gaming. These customers represented 16% of our 309 customers with more than $100,000 in trailing 12-month revenue as of June 30, 2021, and we expect this to be a significant growth driver over time.

We plan to further grow our customer base by continuing to make significant investments in sales and marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization as well as the competitive dynamics and continued success of our gaming and non-gaming target markets.

Adoption of our solutions by telecom operators and OEMs

Our ability to grow our revenue is in part dependent on our ability to continue to attract major global telecom operators and OEMs to adopt our Aura solution suite. Telecom operators globally are facing an increasing commoditization of data and telephony services, and are looking for ways to better differentiate themselves with subscribers. Creating a more engaging device experience will also allow telecom operators and OEMs to drive incremental revenue with their users past the point of device sale and subscription plans.

We believe that our Aura solutions are attractive for telecom operators and OEMs globally, as the solution suite can be customized to natively support a wide variety of engagement and monetization use-cases. We plan to leverage our track record of customer success with Aura as a compelling proof point to attract other major telecom operators and OEMs worldwide who do not currently use our Aura solutions. We also intend to introduce new touchpoints, solutions and products to our Aura customers to enable richer and more engaging user experiences by investing in our Aura technology, which will enable our customers to engage with more users and better monetize the devices in their network.

We have experienced significant success in providing solutions for the mobile ecosystem. However, we see a significant opportunity to leverage our user growth, engagement and monetization expertise in building and offering solutions to customers for other connected devices, such as extending our device experience management solution to smart TVs, allowing us to increase integrated engagement touchpoints with various device users. We intend to leverage our Aura brand and technology leadership with telecom operators and OEMs to facilitate expansion into these additional connected devices by designing relevant solutions and leveraging existing enterprise relationships to gain market share. We are investing in product development and other capabilities to achieve this expansion, which may reduce our profitability as we seek further scale.

Continued innovation of our solutions and technology

Our ability to increase the size and engagement of our customer base and increase our revenue depends, in part, on our ability to maintain and enhance our platform’s innovation, features and functionality, and to successfully develop or acquire new capabilities. We constantly improve our solutions to deliver better results to our customers, as well as develop new features and use cases for our solutions. We plan to continue to make significant investments in research and development to ensure that we offer best-in-class solutions and that we are first to market with new solutions that cement our industry leadership. This also includes exploring different areas or domains, such as expanding our Sonic platform to customers in apps beyond gaming, and Aura to non-mobile devices such as smart TVs. These investments in our future growth may reduce our profitability in the near-term.

In addition to our ongoing investment in research and development, we regularly evaluate acquisitions of companies, products, teams and technologies that complement and expand our current solutions, support our industry leadership by gaining access to new customers or markets, or add to our technology expertise. As our historical track record of acquisitions demonstrates, we have managed to execute business integrations to drive and enhance our technological capabilities, business performance and unique culture. We believe both organic development and acquisitions are core competencies for us, and we intend to use both to drive increased value for our customers and improvements to our results of operations.

Ability to attract and retain talent

Our employees drive our innovation, and are therefore the foundational asset for our company. Our business depends on our ability to attract and retain talent to drive innovation and enhance our product development, marketing efforts and management. As of June 30, 2021, we had 898 full-time employees, an increase of 31% compared to June 30, 2020. Our brand, scale, track record of success and culture of innovation have established us as an employer of choice. In 2020, we were recognized by Dun & Bradstreet Israel as among the top three best tech companies to work for in Israel, alongside Google and Microsoft. We expect to continue to hire talented employees and to provide competitive compensation to our employees, and to grow our headcount in the foreseeable future to drive our growth and market leadership. We will also continue to evaluate strategic acquisitions to enhance our talent-base, particularly in new growth areas for our business.

Impact of COVID-19

While the global crisis resulting from the spread of COVID-19 has not had a negative impact on our business and results of operations so far, the COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, and we continue to closely monitor how the COVID-19 pandemic is impacting our business. As the Israeli and other governments around the world imposed shelter-in-place and other restrictive measures, we transitioned many of our employees to remote working arrangements and temporarily closed our offices in Israel, the United States, China and other jurisdictions as required by applicable local authorities from time to time. We have gradually reopened certain of our offices in accordance with the lifting of certain shelter-in-place measures and in accordance with measures that provide additional safeguards that we believe are in the best interests of our employees and customers. We believe the global shelter-in-place restrictions provided individuals more time to spend online and higher levels of end-user engagement within the mobile ecosystem. We have seen an increase in the amount of time spent playing games, as well as more engagement with ads. These trends have already resulted in an increase in use of our platform.

While our financial condition and results of operations were not negatively impacted by the COVID-19 pandemic, the impact of the pandemic on our future growth and our results of operations is unknown, and we are unable to accurately predict the future impact. There can be no assurance that the increase will continue over time whether during or after the COVID-19 pandemic. Further, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may decrease or delay their spending on existing solutions, defer adoption of our new solutions, or seek renegotiations of their contracts, any of which may result in decreased revenue for us. See “Risk Factors” in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the SEC on September 29, 2021 and the other documents we file with the SEC for further discussion of the impacts of the COVID-19 pandemic on our business.

Components of Results of Operations

Revenue Our primary sources of revenue are derived from our Sonic and Aura solution suites. Our Sonic solution suite enables mobile game and app developers (which we collectively refer to here as “developers”) to grow their apps into scaled businesses by providing solutions to monetize content, acquire users and publish apps. A developer uses our monetization solution to generate revenue by selling his or her in-app placements inventory to advertisers within the developer’s games and apps. Developers may also use our publishing solution, focused on smaller, third-party game developers, to publish their mobile games. We generate revenue through in-app advertising, and through in-app purchases generated from third-party developed games we publish. Third-party developers that contract with us enjoy a revenue-share model where they receive a share of the monetization that we create.

Our Aura solution suite enables our telecom operator and OEM customers to engage with their users beyond the purchase of devices and service plans, by providing them device experiences such as personalized device setup, service promotions and app promotions. We generate revenue when a user (device owner) accepts a service or installs a promoted app. We retain a share of the revenue that is generated based on our revenue-share arrangement with the customer.

Cost of revenue. Cost of revenue consists primarily of expenses associated with the delivery of our platform, including server expenses, personnel-related expenses, including salaries, benefits and share-based compensation for employees on our operations teams and allocated overhead costs. Cost of revenue also includes amounts paid to developers who use our publishing solutions as well as amortization of acquired technology and capitalized software costs.

Research and development. Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our platform and technology including personnel, allocated costs, allocated overhead and other development-related expenses. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives and expect research and development costs to increase in absolute dollars, but this expense is expected to decrease as a percentage of total revenue.

Sales and marketing. Sales and marketing expenses primarily comprise costs of our marketing personnel including allocated overhead costs, branding costs, amortization of customer relationships, user acquisition costs and other advertising costs. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness and expect these costs to increase on an absolute dollar basis as we grow our business. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily comprise costs of personnel-related costs for our executive, finance, legal and other administrative personnel, professional fees for external legal, accounting and other professional services, offering costs and allocated overhead costs. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

Financial expenses, net. Financial expenses, net includes interest earned on cash equivalents and deposits, gains and losses arising from foreign exchange fluctuations and other financial expenses in connection with bank charges and our long-term loan.

Taxes on income. We account for taxes on income in accordance with ASC 740, “Income Taxes.” We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate. For more information about the tax benefits available to us as a Beneficiary Enterprise, see “Taxation and Government Programs” in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the SEC on September 29, 2021.

Income from discontinued operations, net of income taxes. Income from discontinued operations, net of income taxes consisted of revenue generated from the Desktop business, the assets of which were spun off from our business on December 31, 2020. Please see “Certain Relationships and Related Party Transactions—Spin-Off of Desktop Business” for more information in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the SEC on September 29, 2021.

Net income attributable to non-controlling interest (related to discontinued operations). Net income attributable to non-controlling interest (related to discontinued operations) was $67 thousand for the year ended December 31, 2019.

Results of Operations

The following tables set forth our results of operations in dollars and as a percentage of revenue for the periods indicated:

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2021

	Six Months Ended June 30,
	2021		2020
	(in thousands)	(as % of revenue)	(in thousands)	(as % of revenue)
Revenue	$254,749	100.0%	$135,164	100.0%
Cost of revenue	42,905	16.9	25,103	18.6

Gross profit	211,844	83.1	110,061	81.4
Operating expenses:
Research and development	43,571	17.1	21,600	16.0
Sales and marketing	100,902	39.6	47,411	35.0
General and administrative	36,233	14.2	13,483	10.0

Total operating expenses	180,706	70.9	82,494	61.0

Income from operations	31,138	12.2	27,567	20.4
Financial expenses, net	2,006	0.8	2,176	1.6

Income from continuing operations before income taxes	29,132	11.4	25,391	18.8
Income taxes	8,884	3.5	3,788	2.8

Income from continuing operations, net of income taxes	20,248	7.9%	21,603	16.0%
Income from discontinued operations, net of income taxes	—	—	24,788	18.3

Net income	$20,248	7.9%	$46,391	34.3%

Revenue

Revenue increased by $119.5 million, or 88%, to $254.7 million for the six months ended June 30, 2021 from $135.2 million for the six months ended June 30, 2020. Revenue from our Sonic solution increased from $119.1 million for the six months ended June 30, 2020 to $222.5 million for the six months ended June 30, 2021 and revenue from our Aura solution increased from $16.1 million for the six months ended June 30, 2020 to $32.2 million for the six months ended June 30, 2021. The increase was mainly due to increased revenue from existing customers, which accounted for approximately $95.6 million, or 80%, of the total increase in revenue, and revenue from new customers, which accounted for approximately $23.9 million, or 20%, of the total increase in revenue. The growth of our total revenue was driven by enhancements made to our platform and the increased use of our solutions by our new and existing customers.

Cost of revenue

Cost of revenue increased by $17.8 million, or 71%, to $42.9 million for the six months ended June 30, 2021 from $25.1 million for the six months ended June 30, 2020. The increase was mainly due to an increase of $9.7 million in payouts to developers, $3.7 million in hosting and services fees, $1.8 million in employee-related costs mostly driven by a $0.5 million increase in share-based compensation and an increase in headcount and a $2.0 million increase in depreciation and amortization related to technology.

Research and development

Research and development costs increased by $22.0 million to $43.6 million for the six months ended June 30, 2021 from $21.6 million for the six months ended June 30, 2020. The increase was mainly due to an increase of $20.2 million in employee-related costs, mostly driven by an increase in share-based compensation expense of $9.5 million and an increase in headcount.

Sales and marketing

Sales and marketing costs increased by $53.5 million, to $100.9 million for the six months ended June 30, 2021 from $47.4 million for the six months ended June 30, 2020. The increase was mainly due to an increase in user acquisition costs of our Sonic publishing solution and an increase of $12.9 million in employee-related costs, mostly driven by an increase of $6.9 million in share-based compensation and an increase in headcount.

General and administrative

General and administrative costs increased by $22.7 million, to $36.2 million for the six months ended June 30, 2021 from $13.5 million for the six months ended June 30, 2020. The increase was primarily as a result of an increase of $16.5 million in employee-related costs, mostly driven by an increase in share-based compensation expense of $15.2 million, $1.5 million in professional services and insurance expenses due to increased costs as part of being public company and transaction costs of approximately $4.2 million, related to our public offering.

Financial expenses, net

Financial expenses, net decreased by $0.2 million, or 7.8%, to $2.0 million for the six months ended June 30, 2021 from $2.2 million for the six months ended June 30, 2020. The decrease was mainly due to decrease in losses of $0.4 million on foreign exchange fluctuations that were partially offset by a decrease in bank interest earned on cash and cash equivalents and deposits of $0.3 million.

Taxes on income

Taxes on income increased by $5.1 million, to $8.9 million for the six months ended June 30, 2021 from $3.8 million for the six months ended June 30, 2020. The increase was mainly due to the increase in taxable income on our operations globally.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

	Year Ended December 31,
	2020		2019
	(in thousands)	(as % of revenue)	(in thousands)	(as % of revenue)
Revenue	$331,519	100%	$181,107	100%
Cost of revenue	57,825	17.4	34,651	19.1
Gross profit	273,694	82.6	146,456	81.0
Operating expenses:
Research and development	51,600	15.6	37,547	20.7
Sales and marketing	119,262	36.0	37,155	20.5
General and administrative	28,746	8.7	28,452	15.7
Total operating expenses	199,608	60.2	103,154	57.0

Income from operations	74,086	22.3	43,302	23.9
Financial expenses, net	4,381	1.3	2,741	1.5

Income from continuing operations before income taxes	69,705	21.0	40,561	22.4
Income taxes	10,896	3.3	7,843	4.3

Income from continuing operations, net of income taxes	58,809	17.7	32,718	18.1

Income from discontinued operations, net of income taxes	36,480	11.0	51,244	28.3

Net income	95,289	28.7%	83,962	46.4%

Net income attributable to non-controlling interest (related to discontinued operations)	—	—	67	—

Net income attributable to ironSource Ltd. shareholders	$95,289	28.7%	$83,895	46.3%

Revenue

Revenue increased by $150.4 million, or 83%, to $331.5 million for the year ended December 31, 2020 from $181.1 million for the year ended December 31, 2019. The increase was mainly due to increased revenue from existing customers, which accounted for approximately $89.9 million, or 59.8%, of the total increase in revenue, and revenue from new customers, which accounted for approximately $60.5 million, or 40.2%, of the total increase in revenue. The growth of our total revenue was driven by enhancements made to our platform, the increased use of our existing solutions by our new and existing customers and the launch of our new Sonic publishing solution which accounted for $74.6 million of our 2020 revenue, as well as general growth in our industry resulting from the increase in time spent and engagement of users with mobile games and apps due to the COVID-19 pandemic.

Cost of revenue

Cost of revenue increased by $23.1 million, or 67%, to $57.8 million for the year ended December 31, 2020 from $34.7 million for the year ended December 31, 2019. The increase was primarily due to increases of $11.8 million in payouts to developers who use our publishing solutions, $9.1 million in hosting and services fees and $1.6 million in employee-related costs.

Research and development

Research and development costs increased by $14.1 million, or 38%, to $51.6 million for the year ended December 31, 2020 from $37.5 million for the year ended December 31, 2019. This increase was primarily driven by increases of $9.5 million in employee-related costs, including hiring costs and salaries, and $3.8 million in production services related to ongoing development and maintenance of our platform and technology.

Sales and marketing

Sales and marketing costs increased by $82.1 million to $119.3 million for the year ended December 31, 2020 from $37.2 million for the year ended December 31, 2019. The increase was mainly due to the recent launch of our Sonic publishing solution and an increase of $7.8 million in employee-related costs.

General and administrative

General and administrative costs increased by $0.2 million, or 1%, to $28.7 million for the year ended December 31, 2020 from $28.5 million for the year ended December 31, 2019. The increase was primarily as a result of an increase of $2.6 million in employee-related costs, $1.9 million in legal, finance and professional services expenses and a $0.6 million increase in bad debt expenses, which was partially offset by $2.2 million in savings due to COVID-19, such as a decrease in costs related to travel and events and $2.9 million in savings on shared based payment expenses.

Financial expenses, net

Financial expenses, net increased by $1.7 million, or 63%, to $4.4 million for the year ended December 31, 2020 from $2.7 million for the year ended December 31, 2019. The increase was mainly due to losses of $2.7 million on foreign exchange fluctuations, which were primarily due to the revaluation of our operating lease liabilities pursuant to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), but this was offset by decreases in interest expenses charged for our long-term loan and interest earned on cash equivalents and deposits of $1.1 million.

Taxes on income

Taxes on income increased by $3.1 million, or 40%, to $10.9 million for the year ended December 31, 2020 from $7.8 million for the year ended December 31, 2019. The increase was mainly due to the increase in taxable income on our operations globally.

Income from discontinued operations, net of income taxes

Income from discontinued operations, net of income taxes decreased to $36.5 million for the year ended December 31, 2020 from $51.2 million for the year ended December 31, 2019.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through growth in our operations. We have also funded our recent acquisitions with cash on hand. Our cash, cash equivalents and restricted cash were $709.7 million as of June 30, 2021 compared to $203.1 million as of December 31, 2020 and $91.2 million as of December 31, 2019.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for the foreseeable future.

Our capital expenditures consist primarily of internal-use software costs, computers and peripheral equipment and leasehold improvements. In the six months ended June 30, 2021, we completed a number of business acquisitions, which reduced our cash balance as of June 30, 2021 by $90.2 million, as well as purchase of an equity investment of $20 million that closed in the second quarter of 2021.

We assess our liquidity, in part, through an analysis of our working capital, together with other sources of liquidity. We had working capital of $711.3 million as of June 30, 2021, compared to $178.9 million as of December 31, 2020 and $93.3 million as of December 31, 2019. The increase from December 2020 to June 2021 was mainly due to proceeds from the recapitalization transaction net of underwriting fees and offering costs of $673 million and repayment of a long-term loan of $85 million, and the increase from December 2019 to December 2020 was mainly due to $114.6 million of cash received in connection with our operations.

The following table presents the summary consolidated cash flow information for the periods presented:

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net cash provided by continuing operating activities	$24,291	$32,470	$91,656	$66,165
Net cash used in continuing investing activities	(100,906)	(3,496)	(22,563)	(11,403)
Net cash provided by (used in) continuing financing activities	588,235	(1,839)	(6,309)	(104,333)

Net Cash Provided by Continuing Operating Activities

During the six months ended June 30, 2021, net cash provided by continuing operating activities was approximately $24.3 million, consisting of net income from continuing operations of approximately $20.2 million, adjusted by non-cash charges of 49.3 million and net cash outflows from the change in net operating assets and liabilities of $45.2 million. The non-cash charges were primarily comprised of depreciation and amortization of $11.2 million and share-based compensation expenses of $37.5 million. The net cash outflows from the change in net operating assets and liabilities were primarily comprised of an increase in accounts receivable of $38.9 million, increase in other current assets of $18.6 million and an increase in other non-current assets of $8 million which was offset by an increase in accounts payables of $20.4 million.

During the six months ended June 30, 2020, net cash provided by continuing operating activities was approximately $32.5 million, consisting of net income from continuing operations of approximately $21.6 million, adjusted by non-cash charges of $13.3 million and net cash outflows from the change in net operating assets and liabilities of $2.4 million. The non-cash charges were primarily comprised of depreciation and amortization of $8.1 million and share-based compensation expenses of $5.3 million. The net cash outflows from the change in net operating assets and liabilities were primarily comprised of an increase in accounts receivable of $5.3 million and an increase in accounts payables of $2.9 million.

Net cash provided by operating activities increased by $25.5 million, or 39%, to $91.7 million for the year ended December 31, 2020 from $66.2 million for the year ended December 31, 2019. The increase was mainly due to growth of our operations.

Net Cash Used in Continuing Investing Activities

During the six months ended June 30, 2021, net cash used in continuing investing activities was $100.9 million, primarily consisting of cash used in acquisitions of $90.2 million and purchase of an equity investment of $20 million, partially offset by maturities of short-term deposits of $17.6 million.

During the six months ended June 30, 2020, net cash used in continuing investing activities was $3.5 million, primarily consisting of investments in short-term deposits of $5.0 million and purchase of property, plant and equipment and capitalized software development costs of $6.6 million partially offset by maturities of short-term deposits of $8.1 million.

Net cash used in investing activities increased by $11.2 million, or 98%, to $22.6 million for the year ended December 31, 2020 from $11.4 million for the year ended December 31, 2019. The increase was primarily the result of additional investment in short-term deposits.

Net Cash Used in Continuing Financing Activities

During the six months ended June 30, 2021, net cash provided by continuing financing activities was $588.2 million, primarily consisting of proceeds from the recapitalization transaction, net of underwriting fees and offering costs of $673 million partially offset by repayment of a long-term loan of $85 million.

During the six months ended June 30, 2020, net cash used in continuing financing activities was $1.8 million, primarily consisting of repayment of long-term loan of $2.5 million.

Net cash used in financing activities decreased by $98.0 million to $6.3 million for the year ended December 31, 2020 from $104.3 million for the year ended December 31, 2019. The decrease was primarily due to dividends paid to shareholders in the amount of $100 million in 2019.

SVB Credit Agreement

On March 29, 2018, we entered into a credit agreement (the “SVB Credit Agreement”) with Silicon Valley Bank, a syndicate of banks and certain other lenders. The Credit Agreement provides for a $100 million term loan (the “Term Loan”), which matures on March 28, 2023 (the “Maturity Date”) and bears interest at a LIBOR base rate plus a spread of 2.50% to 3.25%. Interest is payable on a monthly basis. In addition, the Credit Agreement provides a revolving credit line of $50 million (the “Revolver”). The Revolver can be accessed at any time at our discretion and borrowings under the Revolver may be used, repaid and reborrowed in different amounts and at different intervals. The Revolver expires on the Maturity Date, and we are required to pay a commitment fee at a rate of 0.30% to 0.45% per annum, based on the average daily non-use of available funds. ironSource Ltd. and certain other subsidiaries of ironSource Ltd. provided guarantees in connection with the SVB Credit Agreement, which is secured by all of the property owned at the time of the SVB Credit Agreement of, and thereafter acquired by, ironSource Ltd. and these certain subsidiaries of ironSource pursuant to a separate guarantee and collateral agreement entered into simultaneously with the SVB Credit Agreement. As more fully described below, on May 4, 2021, we and certain of our subsidiaries entered into an Escrow Agreement with lenders from time to time party thereto, Silicon Valley Bank, as administrative agent and Morrison & Foerster LLP, as escrow agent, pursuant to which we deposited a revolving facility credit agreement (the “RCF”), providing for a $350.0 million revolving commitment and related loan documents into escrow, to be released upon the consummation of the Business Combination, payment of fees under the RCF, and the completion of certain ministerial closing conditions. As a condition to the effectiveness of the RCF, the Company will repay the obligations owed under the SVB Credit Agreement.

There were no outstanding borrowings under the Revolver as of June 30, 2021, December 31, 2020 and 2019. On the Closing Date, in connection with the closing of the Business Combination the Company repaid all outstanding amounts under the SVB Credit Agreement.

New SVB Revolving Credit Facility

On June 29, 2021, the conditions to releasing the RCF under the Escrow Agreement were met and we, as borrower, and certain of our subsidiaries, as guarantors, entered into a Credit Agreement (the “Credit Agreement”) with certain lenders from time to time party thereto (the “Lenders”) and Silicon Valley Bank, as administrative agent (the “Agent”) and L/C issuer, pursuant to which the Lenders extended to the Company a five-year senior secured revolving credit facility in an initial aggregate principal amount of up to $350.0 million, with the right, subject to certain conditions, to incur additional revolving commitments and/or incremental term loans in an amount not to exceed the sum of (i) $150.0 million plus (ii) additional amounts so long as the consolidated secured leverage ratio, on a pro forma basis after giving effect to such increase or incurrence, is no greater than or equal to 2.25:1.00.

Revolving loans under the Credit Agreement bear interest through maturity at a variable rate based upon, at the Company’s option, either the Eurodollar rate or the base rate (which is the highest of (x) the federal funds rate plus 0.50%, (y) the prime rate published in The Wall Street Journal or any successor publication thereto, and (z) 1.00% in excess of the one-month Eurodollar rate), plus, in each case, an applicable margin. The applicable margin for Eurodollar rate revolving loans ranges, based on the applicable consolidated net leverage ratio, from 1.25% to 1.75% per annum and the applicable margin for base rate loans ranges, based on the applicable consolidated net leverage ratio, from 0.25% to 0.75% per annum. Revolving loans may be prepaid, and revolving loan commitments may be permanently reduced by us, in each case, at any time, in whole or in part, without penalty or premium.

In addition to paying interest on outstanding principal under the Credit Agreement, the Company will be required to pay an unused line fee on a quarterly basis with respect to the unutilized commitments under the Credit Agreement from 0.20% to 0.30% per annum, depending on the consolidated net leverage ratio. The Company will also be required to pay customary letter of credit fees, as necessary, and agent and lender fees customary for credit facilities of this size and type.

The Company’s obligations under the Credit Agreement will be guaranteed by the majority of its subsidiaries, subject to certain exceptions (the “Guarantors”). The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the Company’s (including all of the Guarantors’) tangible and intangible personal property, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of the Company’s subsidiaries, subject to limited exceptions.

The Credit Agreement contains a number of covenants and restrictions that, among other things, require the Company to maintain (i) a maximum ratio of consolidated funded indebtedness (as defined in the Credit Agreement and net of unrestricted cash and cash equivalents, in an amount not to exceed 50% of consolidated EBITDA (as defined in the Credit Agreement)) to consolidated EBITDA of 4.00:1.00, subject to a step down to 3.75:1.00 after four full fiscal quarters, which ratio will, in either case, be increased by 0.50:1.00 following a Qualified Acquisition (as defined in the Credit Agreement) and (ii) a ratio of consolidated EBITDA to consolidated interest charges (as defined in the credit agreement) of less than 3.00:1.00. The Credit Agreement also contains customary representations, warranties, and covenants, including covenants that restrict the Company’s and its subsidiaries’ ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase the Company’s stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of the Company’s business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the revolving loans becoming immediately due and payable.

The Credit Agreement includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Agreement.

Contractual Obligations

Our significant contractual obligations as of December 31, 2020 are summarized in the following table:

	Payments Due by Period(1)
	Total	2021	2022	2023	2024	Thereafter
	(in thousands)
Long-term debt(2)	$85,000	$10,000	$10,000	$65,000	—	—
Operating lease obligations(3)	$42,108	$6,025	$7,296	$6,397	$6,397	$15,993
Other contractual commitments(4)	$58,872	$16,204	$15,313	$15,000	$12,355	—

(1)	Does not include short-term obligations that accrue monthly.
(2)

Consists of the SVB Credit Agreement, as described above. On June 28, 2021, in connection with the closing of the Business Combination the Company repaid all outstanding amounts under the SVB Credit Agreement. On June 29, 2021, the Company and certain of its subsidiaries, as guarantors, entered into the Credit Agreement, as described above.

(3)	Consists of future lease payments for our rented office facilities.
(4)	Substantial majority of our other contractual commitments are related to agreements with our servers and hosting services providers.

Off-Balance Sheet Arrangements

During the periods presented, we did not engage in any off-balance sheet financing activities other than those reflected in the notes to our consolidated financial statements included as Exhibit 99.1 to this Form 6-K or in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2021.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to our unaudited condensed consolidated financial statements included as Exhibit 99.1 to this Form 6-K.

Application of Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See “Risk Factors” in our Post-Effective Amendment to our Registration Statement on Form F-1, filed with the SEC on September 29, 2021 and the other documents we file with the SEC for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Revenue recognition

We recognize revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606) when, or as, control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are expected to receive in exchange for those services or goods. We follow five steps to record revenue under Topic 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy its performance obligations.

Our platform consists of revenue from two solution suites: Sonic and Aura. Sonic for game and app developers, and Aura for telecom operators and OEMs.

For both Sonic and Aura, we evaluate whether we act as the principal (i.e., report revenue on a gross basis) or the agent (i.e., report revenue on a net basis). The evaluation to present revenue on a gross versus net basis requires significant judgment. We have concluded that for Sonic monetization solutions and for Aura solutions, we are the agent in facilitating the fulfillment of our customers’ access to the different advertisers.

This conclusion is primarily based on the fact that we do not have control over the bid price from the advertisement nor the promotion. Additionally, we do not control the in-app placements inventory nor the on-device placements inventory prior to the placement of an advertisement or the promotion, therefore bearing no inventory risk. Further, we do not promise our customers any results. Based on these factors, we determined that we are acting as an agent, and, therefore, report revenue based on the net amount retained from the transaction, which is our revenue share.

As to our Sonic publishing solutions, we have concluded that we are the principal for these sales and report revenue on a gross basis due to the fact that we are the publisher and have control of the in-app placement inventory (and as a result bear the risk of inventory), and we have the latitude in determining the price.

Valuation of share-based compensation

We measure all share-based awards, including share options and RSUs, based on their estimated fair value on the grant date for awards to our employees and directors.

We use the Black-Scholes pricing model to determine the fair values of share options. The option pricing model requires the input of highly subjective assumptions, including estimated fair value of ordinary share price, the expected share price volatility and expected term. Any changes in these highly subjective assumptions would significantly impact the share-based compensation expense. We measure the fair value of RSUs based on the grant-date share price of the underlying ordinary share.

Ordinary Share Valuations

Given the absence of a public trading market for our ordinary shares prior to our listing, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation, we were required to estimate the fair value of our ordinary shares at the time of each grant of an equity-based award. In doing so we exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our ordinary shares, including:

•	the prices at which we or other holders sold our ordinary shares to outside investors in arms-length transactions;

•	third-party valuations of our ordinary shares performed near the date of grant;

•	the fact that the option and RSU grants have involved rights in illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as a sale of our company given prevailing market conditions; and

•	the history and nature of our business, industry trends and competitive environment.

Goodwill

Goodwill reflects the excess of the fair value of the consideration paid or transferred at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level at the end of each year, or more frequently if impairment indicators are present. Additionally, we are permitted to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if we determine, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

We did not record any impairment of goodwill for any of the periods presented. Our forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Taxes on Income

We account for taxes on income in accordance with ASC 740, “Income Taxes.” ASC 740 prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We account for our uncertain tax positions in accordance with ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We classify interest and penalties recognized related to its uncertain tax positions within income taxes on the consolidated statements of operations.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Foreign Currency Risk

The U.S. dollar is our functional currency. Substantially all of our revenue was denominated in U.S. dollars for the years ended December 31, 2019 and 2020, however certain expenses comprising our cost of revenue and operating expenses were denominated in NIS, mainly payroll. We also have expenses in other currencies, in particular the Euro and GBP, although to a much lesser extent.

A decrease of 5% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 2.0% and 1.4% during the years ended December 31, 2019 and 2020, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Seasonality

Our quarterly results of operations may vary significantly as a result of seasonal fluctuations during periods such as holidays, during which users spend increased time on entertainment, including games and mobile applications, which increases our customers’ usage of our advertising network and other solutions and may impact our revenue. We may also experience fluctuations due to factors that may be outside of our control that drive usage up or down. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period, which allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.